Filed by Limelight Networks, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Limelight Networks, Inc.

Commission File Number of Subject Company: 001-33508

The following email was sent to all employees of Limelight Networks, Inc. on December 21, 2009.

Team,

By now, you should have heard the news that we have entered into an agreement to acquire EyeWonder, Inc. When closed, this strategic acquisition will dramatically change the value proposition we will offer to the marketplace, helping to transform an industry and further differentiate Limelight from the competition. Once closed, we will not only be the very best in the business at delivering brilliant online experiences, but we’ll enable our customers to optimize, analyze, and monetize those experiences as well.

While this announcement is very exciting for our industry, our customers and our business, we must continue to stay focused on the tasks at hand – making or beating our Q4 plans, closing out a successful 2009, and then kicking 2010 off with great momentum and a solid plan for success. I appreciate all of the work and effort you have already put in to deliver a record Q4, but we must not allow this news to take our eye off the prize, especially with less than two weeks left in the quarter.

It is important to remember that today, Limelight Networks and EyeWonder are still separate companies and we must continue to operate as separate entities until this deal is closed, which is expected to be sometime in the first half of 2010. Our companies have had a longstanding partnership where we deliver the vast majority of their content, and refer leads to one another as they arise. As we enter 2010, we will be enhancing this referral arrangement and will share with you more details at SKO. Clearly, our goal will be to maximize the opportunities for both service offerings as quickly as possible. Until the deal is closed, we will strictly adhere to the referral process that exists between sales teams for any and all leads that arise. For more information about this process, please read the FAQ below and/or contact your manager.

Please reference the below Q&As for more information and for guidance on how to discuss the news with your prospects and customers. Let’s continue to drive to a fantastic finish in 2009, and then get ready to leverage this new business opportunity as we charge into the marketplace in 2010. Now, let’s go close some deals!

Thanks,

Dave

Additional Information and Where to Find It

Limelight Networks plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Limelight Networks, EyeWonder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Limelight through the web site maintained by the SEC at www.sec.gov and by contacting Limelight Networks Investor Relations at 917-297-4241. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on Limelight Networks’ website at www.limelightnetworks.com.

Participants in the Acquisition of EyeWonder

Limelight Networks, EyeWonder and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Limelight Networks stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Limelight Networks’ executive officers and directors is included in Limelight Networks’ definitive proxy statement, which was filed with the SEC on April 27, 2009. You can obtain free copies of these documents from Limelight Networks using the contact information above.

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Who are EyeWonder’s key customers?

EyeWonder’s key customers include many of the world’s leading interactive advertisers, media agencies, creative agencies, major media portals, publishers, and 3rd party ad networks including,

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Advertisers, such as General Electric, Apple, Verizon, Sony Pictures, Procter & Gamble, The Coca-Cola Company, Warner Brothers, Nokia, Nissan, Toyota, Frito Lay, Gatorade, Charles Schwab, Sprint, AT&T Wireless, Fedex, - UPS, Pepsi;

•	Agency/holding companies, such as WPP, OMD, Interpublic Group, Group M

•	Publisher partners, such as Yahoo!, AOL, MSN, Fox Interactive Media (FIM), Walt Disney Internet Group, The New York Times, Dow Jones Interactive

How can I (or my customer) learn more about EyeWonder?

For now, you can visit their website (www.eyewonder.com) for a broad overview. Our alignment team will make more information available after the deal closes and as we begin our integration activities.

What are the sales rules of engagement in working with EyeWonder?

•	The transaction is expected to close in the first half of 2010. Until then, it is important that we must continue to operate as separate companies.

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Information, including Confidential Information, can still be shared between companies to the extent necessary to support these existing relationships – subject to current non-disclosure and data protection requirements. i.e. the current relationships should continue pursuant to existing operating procedures. Once the transaction closes, we will provide updated engagement instructions.

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Until the merger is completed, we will educate both sales teams on the expanded service suite, provide lead qualifying questions, but continue to operate separately and consistent with the existing partner agreement.

I’ve got a customer/partner/prospect who is interested in doing business with EyeWonder. How can I help them?

We will use the existing referral program established by our Alliances and Channels group to handle these requests. Don Flanagan, [intentionally omitted], is the Partner Alliance Manager and can assist you.

I’ve got a customer/partner/prospect who is asking me questions about the acquisition that I can’t answer. Who can help them?

If your manager cannot help you, you can contact Paul Alfieri at paul@llnw.com or 917-297-4241.